Exhibit (a)(5)(F)

The following is an excerpt from the press release issued by BPO on July 26, 2013 announcing second-quarter 2013 earnings results.

Advanced MPG Office Trust acquisition following a vote in favor of the transaction by MPG common shareholders. 97% of votes cast (representing 73% of total outstanding MPG common shares) voted to approve MPG’s merger into BPO.  The transaction is expected to close in the third quarter.